Signify Health, Inc.

800 Connecticut Avenue

Norwalk, Connecticut 06854

February 8, 2021

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549-3628

Attn:	Mr. Jason L. Drory
Ms. Mary Beth Breslin
Ms. Kristin Lochhead
Mr. Kevin Vaughn

Re:	Signify Health, Inc.
Registration Statement on Form S-1
Registration No. 333-252231

Dear Mr. Drory:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, the undersigned registrant hereby requests that the effective date for the Registration Statement referred to above be accelerated so that it will be declared effective at 4:00 p.m. Eastern Standard Time on February 10, 2021 or as soon thereafter as is practicable. By separate letter, the underwriters of the issuance of the securities being registered join in this request for acceleration.

Please do not hesitate to contact Shane Tintle of Davis Polk & Wardwell LLP at (212) 450-4526, (212) 701-5526 (fax) or shane.tintle@davispolk.com with any questions or comments with respect to this letter.

[Signature Page Follows]

Sincerely,

SIGNIFY HEALTH, INC.

By:	/s/ Kyle Armbrester
	Name:	Kyle Armbrester
	Title:	Chief Executive Officer

Via EDGAR

CC: Shane Tintle, Davis Polk & Wardwell LLP